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                     March 27, 2024

       Troy Anderson
       Executive Vice President and Chief Financial Officer
       Universal Technical Institute, Inc.
       4225 East Windrose Drive, Suite 200
       Phoenix, AZ 85032

                                                        Re: Universal Technical
Institute, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 001-31923

       Dear Troy Anderson:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services